Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

November 8, 2005

EQUITY RECONCILLIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) SEPTEMBER 30, 2005

All figures are in Canadian Dollars

Under Canadian GAAP mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

Under U.S. GAAP compensation expense must be disclosed for all stock options granted, requiring the Company to utilize either the intrinsic or the fair value based method of accounting for stock-based compensation.  Under Canadian GAAP, no such costs or related disclosures were required to be recognized prior to 2002.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (“APB 25”) to account for all stock options granted in 2003 and to disclose on a pro-forma basis the effect of using a fair-value based method.

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company’s shares on the date of grant exceeds the exercise price.

The following items (a) to (b) provide a summary of the adjustments required to reconcile Canadian GAAP to U.S. GAAP.

September 30, 2005
(a) Assets (a) Unproven Mineral Right Interests
Unproven mineral right interests costs – Canadian GAAP	$ 13,981,344-
Less Unproven mineral right interests costs	(13,981,344)
Unproven mineral right interests - U.S. GAAP	$ --

(b) (b) Deficit
Closing deficit - Canadian GAAP	$ (4,865,258)
Adjustment to deficit for accumulated Unproven mineral right interests expensed under U.S. GAAP	(13,981,344)
Closing deficit - U.S. GAAP	$ (18,846,602)

Net Equity
Closing deficit - U.S. GAAP	$ (18,846,602)
Share Capital	23,971,386-
Adjustment for stock-based compensation	1,547,305-
$ 6,672,089-